400 – 1818 Cornwall Avenue, Vancouver, British Columbia, Canada V6J 1C7

Tel: (604) 732-6124 Fax: (604) 874-6124

June 4, 2013

Via EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 2561

Washington, DC 20549

Re:	lululemon athletica inc.
Form 10-K for the Fiscal Year Ended February 3, 2013
Filed March 21, 2013
File No. 001-33608

Dear Mr. Reynolds:

This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 10-K for the fiscal year ended February 3, 2013 (filed March 21, 2013) (the “Form 10-K”), as set forth in your letter to the Company dated May 14, 2013. For reference purposes, the text of the comments contained in your letter dated May 14, 2013 have been reproduced herein (in bold), with the Company’s response below such comment.

Form 10-K for the Fiscal Year Ended February 3, 2013 Filed March 21, 2013

Exhibits

1.	We note your response letter dated July 1, 2011 regarding comment 1 of our letter dated June 17, 2011. Your response refers to the services provided by your Luon manufacturers and indicates that those services could be obtained from one or more additional manufacturers with little or no additional expense or delay. We also note statements by management during your recent earnings call regarding the impact of the black Luon issue, including the time it may take to obtain additional sources for manufacturing your key fabrics and the estimated impact on diluted EPS of $0.25 to $0.27 for the full fiscal year. Please provide further analysis regarding whether you are substantially dependent on one or more manufacturers for the major part of your requirements of goods or services. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K and Question 146.04 of the Compliance & Disclosure Interpretations of Regulation S-K.

Company Response:

The Company respectfully advises the Staff that it currently sources the Luon fabric it uses in its products primarily from a single manufacturer. Although this manufacturer currently produces all of the Luon fabrics used by the Company, the Company continues to believe that these services could be obtained from one or more additional manufacturers with little or no additional expense to the Company. Based in part on the recent Luon issue, the Company believes the process of identifying and using an additional manufacturing source to supply the Company’s Luon fabric could range from little or no delay in the timeliness of the Company’s production process to a delay of up to six months. As the Company explained during its conference call held on March 21, 2013, the Company has identified two additional sources for its Luon fabric and believes it will begin obtaining product from these sources during the fall of 2013.

The Company also confirms that it has no long-term formal written or oral agreement with its Luon manufacturers. When the Company elects to purchase products from one of its Luon manufacturers, it issues a purchase order to such manufacturer. By accepting a purchase order, the manufacturer agrees to fulfill the purchase order in accordance with the terms of the purchase order and a supply agreement between the Company and the manufacturer. The Company has considered Item 601(b)(10)(ii)(B) of Regulation S-K and Question 146.04 of the Compliance & Disclosure Interpretations of Regulation S-K and intends to file a copy of the supply agreement between the Company and its principal Luon manufacturer, as well copies of exclusivity agreements between the Company and the same manufacturer, with its next periodic report filing.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please contact me at (604) 732-6124 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4800 if you have any questions about this letter.

Sincerely,

/s/ Christine M. Day
Christine M. Day
Chief Executive Officer
lululemon athletica inc.

cc:	Mr. Jim Lopez (SEC Division of Corporate Finance)
Mr. John E. Currie (lululemon athletica inc.)
Mr. David Negus (lululemon athletica inc.)
Mr. Michael Hutchings (DLA Piper LLP (US))

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